UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41484

TRIPLE FLAG PRECIOUS METALS CORP.
(Translation of the registrant’s name into English)

TD Canada Trust Tower, 161 Bay Street, Suite 4535, Toronto, Ontario, Canada M5J 2S1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into Triple Flag Precious Metal Corp.’s registration statements on Form F-10 (File No. 333-266940) and Form S-8 (File No. 333-267209).

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	News release dated July 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIPLE FLAG PREICOUS METALS CORP.

Date: July 11, 2023	By:	/s/ C. Warren Beil
Name: C. Warren Beil
Title: General Counsel